Mail Stop 4561

February 3, 2009

Rolla Huff
Chief Executive Officer
Earthlink, Inc.
1375 Peachtree St.
Atlanta, GA 30309

> **Re:** **Earthlink, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Form 8-K Filed January 15, 2009**
> **File No. 001-15605**

Dear Mr. Huff:

We have reviewed your response letter dated January 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 25, 2008.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Proprietary Rights, page 9

1. We note your response to prior comment number 2, which asked you to provide more robust disclosure of your intellectual property as required by Item 101(c)(1)(iv) of Regulation S-K. We do not agree with your conclusion that your proposed disclosure satisfies Item 101(c)(1)(iv). Please provide more detailed disclosure of the importance to your Company of all trademarks, service marks, proprietary technologies, domain names, and similar intellectual property.

Item 8. Financial Statements and Supplementary Data, page 55

Consolidated Statements of Operations, page 59

2.   We note your presentation of "net losses of equity affiliate" in "income (loss) from continuing operations before income taxes." Please tell us how your presentation complies with Rule 5-03 of Regulation S-X which indicates that equity in earnings of a 50 percent or less investee would be presented below income taxes.

Item 15. Exhibits and Financial Statement Schedules, page 106

3.   We note your response to prior comment number 9, which asked you to provide us with your analysis as to how you determined not to file certain agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please provide us with additional support for your conclusion that you are not substantially dependent upon your agreements with Time Warner Cable, Bright House Networks, and Comcast Corporation. This analysis should include, but should not be limited to, a clear statement of the portion of your consolidated revenue attributable to each respective agreement, your ability to replace each contract without substantial additional cost or disruption to your business, and whether your reliance on these agreements has increased or diminished over time.

Form 8-K Filed January 15, 2009

4.   We note that you intend to record an impairment of the goodwill and certain intangible assets recorded in connection with your 2006 acquisition of New Edge Networks. Please describe for us, in reasonable detail, the facts and circumstances leading to the impairment charge. Also, please ensure that the MD&A disclosures in your upcoming Form 10-K adequately describe the circumstances leading to the charge and the assumptions and valuation models used to determine the fair value of the goodwill and intangible assets.

5.   Please tell us what your reporting units are and tell us which reporting unit New Edge Networks was a part of. Tell us what consideration you gave to disclosing in your Critical Accounting Policies how your reporting units were identified and how goodwill is allocated to the reporting units. As part of your response, please tell us how the disclosures in your Form 10-K comply with the segment requirements in paragraph 45 of SFAS 142.

6.   Considering the intended write-down of your goodwill and intangibles, please tell us how your MD&A disclosures in your Form 10-Q for the quarter ended September 30, 2008 adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. In

this regard, tell us how you considered providing disclosure that addresses the existence of negative factors that may impact the recoverability of your goodwill. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

7.   We note that you intend to release a portion of your valuation allowance. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraph 20 through 25 of SFAS 109. Also, tell us how you determined the amount of the valuation allowance that was released. As part of your response, tell us how you considered the circumstances that led to the goodwill impairment when determining that the valuation allowance should be released.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief